Exhibit 99.1

NEWS RELEASE

Fortuna obtains key environmental approval for Diamba Sud Gold Project in Senegal

Vancouver, British Columbia, June 15, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) announces that the Company has received the environmental decree from Senegal’s Ministry of Environment and Ecological Transition approving the Environmental and Social Impact Assessment for the Diamba Sud Gold Mine. This authorization certifies that the project complies with all applicable environmental regulations and has been socially accepted by the project’s stakeholders. It marks a decisive step towards obtaining the mining permit following the submission of its application to the Ministry of Energy, Petroleum, and Mines on February 4, 2026.

Jorge A. Ganoza, President and CEO, commented, “Obtaining the environmental permit for our future Diamba Sud Gold Mine, just nine months from submission to approval, is a clear testament to the quality of our work and demonstrates that mining projects in Senegal can advance on a highly competitive timeline. This milestone also reflects the Government of Senegal’s commitment to enabling the responsible development of its mining sector.” Mr. Ganoza continued, “With this key approval in hand, we will continue advancing early construction works as we move toward the important milestones of completing the feasibility study, followed by a final construction decision in mid-2026.”

About Diamba Sud Gold Project, Senegal

The Diamba Sud Gold Project is in the late stages of permitting and feasibility. A Preliminary Economic Assessment (“PEA”) outlined robust project economics (refer to Fortuna news release dated October 15, 2025, “Fortuna delivers robust PEA for Diamba Sud Gold Project in Senegal: After-tax IRR of 72% and NPV5% of US$563 million using US$2,750 per ounce”). Early works are underway, including camp construction and the placement of purchase orders for critical-path equipment packages. The 2026 project budget is US$100 million, with a final investment and construction decision anticipated by mid-2026.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability1.

Note:

1.	Refer to the table in Appendix 2 on page 5 of this release for a summary of the PEA’s key assumptions, operational parameters and economic results and values.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Guinea, Guyana, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for the development of the Diamba Sud Gold Project, including the timing of a final investment and construction decision which is targeted for mid-2026, and is subject to the receipt of all required permits, including an exploitation permit, the delivery of a feasibility study; the continued advancement of an early works program including camp construction the placement of purchase orders for critical-path equipment packages and the estimated amount of that program; the estimated project economics for Diamba Sud as reflect in the PEA; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; and approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas and Iran – Israel and United States conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2025. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that the economics of the Diamba Sud PEA remain consistent; that project costs and expenses will remain consistent; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 2: PEA Key Highlights

Metrics	Units	Results
Gold price	$/oz	2,750
Life of mine	years	8.1
Processing Duration	years	7.9
Total mineralized material mined[1]	kt	17.8
Contained gold in mineralized material mined[1]	koz	932
Strip ratio	Waste: mineralized material	5.5:1
Throughput initial 3 years (primarily oxide)	Mtpa	2.5
Throughput after 3 years (primarily fresh)	Mtpa	2.0
LOM grade	g/t	1.63
Recoveries	%	90
Gold production
Total Production over LOM	koz	840
Average annual production over LOM	koz	106
Average annual production over first 3 years	koz	146
Per unit costs LOM
Mining	$/t, mined	4.82
Processing	$/t, processed	13.9
G&A	$/t, processed	6.7
Cash costs[1]
Average operating cash costs[2]over LOM	$/oz	1,081
Average operating cash costs[2] over first 3 years	$/oz	759
AISC[1]
Average AISC[2]over LOM	$/oz	1,238
Average AISC[2] over first 3 years	$/oz	904
Capital costs
Initial capital expenditure	$ M	283
Sustaining capital expenditure + Infrastructure (includes closure costs)	$ M	48
Returns
NPV5%, pre-tax (100% Project basis)	$ M	772
Pre-tax IRR	%	86
NPV5%, after-tax (100% Project basis)	$ M	563
After-tax IRR	%	72
After Tax Payback Period	years	0.8
Annual EBITDA [2]
Average EBITDA[2] over LOM	$ M	167
Average EBITDA[2] over first 3 years	$ M	277

Notes:

1.	The pit optimization shells used for the mine plan were generated using a gold price of $2,300 per ounce.
2.	This is a non-IFRS financial measure. The definition and purpose of this non-IFRS financial measure is included in the Company’s management’s discussion and analysis for the year ended December 31, 2025, under the heading “Non-IFRS Financial Measures”. Non-IFRS financial measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
3.	Average operating cash costs and average AISC represent costs for projected production for the LOM at the time of gold sales.
4.	The PEA is presented on a 100 percent project basis. However, upon the granting of the exploitation permit, the Senegalese Government is entitled to a 10 percent free-carried interest in Boya, with the right for the State to acquire an additional contributory interest of up to 25 percent.
5.	The economic analysis was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on the gold price of $2,750/oz.
6.	The IRR on total investment that is presented in the economic analysis was calculated assuming a 100% ownership in Diamba Sud.
7.	The NPV was calculated from the after-tax cash flow generated by the Project, based on a discounted rate of 5% and an effective date of October 10, 2025.
8.	The PEA assumes that the percentage of certain royalties and taxes payable to the State, the percentage of the investment tax credit available to the company and the percentage payable to the social development fund will be in accordance with the provisions of the Mining Convention between Boya S.A. and the State of Senegal dated April 8, 2015. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.
9.	The PEA is preliminary in nature, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
10.	Further information regarding the PEA, including details on key assumptions, parameters, opportunities, risks and other factors are contained in the Technical Report prepared for the Company entitled “Diamba Sud Gold Project, Kedougou Region, Senegal” with an effective date of October 15, 2025, which has been filed on SEDAR+ and on EDGAR under the Company’s profile.

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